Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-158061

March 30, 2009

CHANGYOU.COM LIMITED

Changyou.com Limited, or Changyou, has filed a registration statement on Form F-1, including a preliminary prospectus, or Preliminary Prospectus, with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the registration statement, including the Preliminary Prospectus, and any other documents Changyou has filed with the SEC for more complete information about Changyou and the offering. Investors should rely upon the Preliminary Prospectus and any relevant free writing prospectus for complete details. You may get these documents and any other documents Changyou has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Changyou, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling toll-free: Credit Suisse (1-800-221-1037) or Merrill Lynch & Co. (1-866-500-5408) (calling these numbers is not toll free outside the United States). You may also access Changyou’s most recent Preliminary Prospectus, dated March 30, 2009, by visiting EDGAR on the SEC website at http://idea.sec.gov/Archives/edgar/data/1458696/000119312509067584/df1a.htm

References to “we,” “us,” “our” and other terms that are used but not specifically defined in this free writing prospectus are used in the manner described in the Preliminary Prospectus dated March 17, 2009. We filed Amendment No. 1 and Amendment No. 2 to our registration statement on Form F-1 with the SEC on March 25, 2009 and March 30, 2009, respectively. This free writing prospectus reflects certain amendments that were made in the Preliminary Prospectus contained in Amendment No. 1 and Amendment No. 2. All reference to page numbers are to the page numbers of Amendment No. 2.

Changes in and Additions to our Board of Directors and Audit Committee

Ya-Qin Zhang, our director nominee in our registration statement on Form F-1 filed on March 17, will not become a member of our board of directors and our audit committee. We have deleted Ya-Qin Zhang’s name and his information in Amendment No. 1 and Amendment No. 2. We have added Dr. John Zhuang Yang and Baoquan Zhang as our director nominees, who will become independent directors and members of our audit committee upon effectiveness of our registration statement. In relation to such change, we have amended the relevant disclosures as set forth below.

MANAGEMENT

Directors and Executive Officers

The table on page 114 (as amended) is set forth below:

Directors and Executive Officers	Age	Position
Charles Zhang	44	Chairman of the Board of Directors

Tao Wang	33	CEO and Director

Alex Ho	34	Chief Financial Officer

Dewen Chen	33	Chief Operating Officer

Xiaojian Hong	31	Chief Technology Officer

Dave De Yang	43	Director nominee

John Zhuang Yang	55	Director nominee

Baoquan Zhang	54	Director nominee

The paragraph relating to Ya-Qin Zhang has been deleted and the following two paragraphs relating to Dr. John Zhuang Yang and Baoquan Zhang have been added on page 115 and page 116:

Dr. John Zhuang Yang will become an independent director and a member of our audit committee upon the effectiveness of the registration statement of which this prospectus is a part. Dr. Yang is the U.S. Dean of the Beijing International MBA program at Beijing University, an adjunct Professor of Management at the China Center for Economic Research at Beijing University and an Associate Dean and Associate Professor of Management at Fordham University. Dr. Yang received his Ph.D. in Business Administration from Columbia University in 1991 and received an M.A. in Sociology, also from Columbia University, in 1985. In addition, Dr. Yang received an MPA degree in International and Public Affairs from The Woodrow Wilson School of Public and International Affairs of Princeton University in 1984. He received a bachelor’s degree in English Language and Literature from Beijing University. Since September 2007, Dr. Yang has served on the board of directors of New Oriental Education & Technology Group, a public company listed on the New York Stock Exchange (NYSE: EDU) since September 2006, which provides private educational services in China. Dr. Yang also serves on the board of directors of Tristate Holdings Limited, a fashion clothing manufacturer listed on the Hong Kong Stock Exchange (stock code 00458) since 1999.

Baoquan Zhang will become an independent director and a member of our audit committee upon the effectiveness of the registration statement of which this prospectus is a part. Mr. Zhang is the President of Antaeus Group, which he founded in the early 1990s and is one of the largest real estate development companies in Beijing. The Antaeus Group has recently branched out to the entertainment industry with its recent investment in the Chinese film, Ip Man, a film about a legendary Kung Fu master. Mr. Zhang also operates the Today Art Gallery, a large non-profit art gallery in Beijing. In June 2008, Mr. Zhang received the 2008 Mont Blanc de la Culture Arts Patronage Award, presented by the German luxury goods manufacturer to honor those who have dedicated time, energy and financial support to the arts and cultural development around the world. Mr. Zhang also publishes art magazines and numerous art books every year. Mr. Zhang is a member of the Chinese Writers Association and the Chinese Calligraphers Association. He received a bachelor’s degree in Art from the Beijing Film Academy.

Board of Directors

The first full paragraph on page 116 (as amended) is set forth below:

Upon the effectiveness of the registration statement on Form F-1 of which this prospectus is a part, our board of directors will consist of, Dr. Charles Zhang, Tao Wang, Dave De Yang, Dr. John Zhuang Yang and Baoquan Zhang. Our directors are elected by the holders of our ordinary shares and will hold office until our next annual general meeting of shareholders and until their successors are duly elected or appointed, or until their resignation or removal in accordance with the provisions of our memorandum and articles of association. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided that the nature of such interest is disclosed prior to any vote thereon. A director may exercise all the powers of our company to borrow money, mortgage or charge our undertakings, property and uncalled capital or any part thereof, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

The last paragraph on page 116 and the first two bullet points on page 117 (as amended) is set forth below:

Audit Committee. Our audit committee will consist of Dave De Yang, Dr. John Zhuang Yang and Baoquan Zhang, who have agreed to become members of our board of directors and of the audit committee upon the effectiveness of the registration statement on Form F-1 of which this prospectus is a part. Our board of directors has determined that Dave De Yang, Dr. John Zhuang Yang and Baoquan Zhang satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934 and Rule 4350 of the NASDAQ Stock Market Rules. In addition, our board of directors has determined that Dave De Yang meets the criteria of an audit committee financial expert as set forth under the applicable SEC rules and Rule 4350 of the NASDAQ Stock Market Rules. The full responsibilities of our audit committee are set forth in its charter, which will be reviewed and updated annually and approved by our board, and will be posted on our website at www.changyou.com. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	overseeing our accounting and financial reporting processes and audits of the financial statements of our company;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act and in the NASDAQ Stock Market Rules;

•	discussing the annual audited financial statements with management and the independent auditors;

•

reviewing major issues as to the adequacy of our internal controls over financial reporting and any special audit steps adopted in the light of any significant deficiencies or materially weakness in our internal controls; and

•	meeting separately and periodically with management and the independent auditors.

PRINCIPAL AND SELLING SHAREHOLDER

The table on page 120 (as amended) is set forth below:

	Ordinary Shares Beneficially Owned Prior to This Offering(1)(2)		Ordinary Shares Being Sold in This Offering(1)		Ordinary Shares Beneficially Owned After This Offering(1)(2)
	Number	%	Number	%	Number	%
Directors and Executive Officers:
Charles Zhang	—	—	—	—	—	—
Tao Wang(3)	15,000,000	15.8%	—	—	15,000,000	14.6%
Alex Ho	—	—	—	—	*	*
Dewen Chen	—	—	—	—	*	*
Xiaojian Hong	—	—	—	—	*	*
Dave De Yang	—	—	—	—	—	—
John Zhuang Yang	—	—	—	—	—	—
Baoquan Zhang	—	—	—	—	—	—
All directors and executive officers as a group	15,000,000	15.8%	—	—	15,450,000	15.0%
Principal and Selling Shareholder:
Sohu.com (Game) Ltd.(4)	80,000,000	84.2%	7,500,000	7.9%	72,500,000	70.7%
Prominence Investments Ltd.(3)	15,000,000	15.8%	—	—	15,000,000	14.6%

*	Less than 1% of our total outstanding voting securities.
(1)	The calculations in the table above assume there are no Class A ordinary shares and 95,000,000 Class B ordinary shares outstanding as of the date of this prospectus, and 15,000,000 Class A ordinary shares and 87,500,000 Class B ordinary shares outstanding immediately after the closing of this offering. Ordinary shares beneficially owned after this offering assume that the underwriters do not exercise their option to purchase up to an additional 1,125,000 ADSs from Sohu.com (Game) Limited to cover over-allotments.

(2)	Includes the number of ordinary shares and percentage ownership represented by ordinary shares determined to be beneficially owned by a person or entity in accordance with rules of the SEC. The number of ordinary shares beneficially owned by a person or entity includes restricted shares units that will vest within 60 days of the date of this prospectus. Ordinary shares issuable upon the vesting of such restricted share units are deemed outstanding for the purpose of computing the percentage of outstanding ordinary shares owned by that person or entity. Such ordinary shares issuable upon such vesting are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.
(3)	Consists of 7,000,000 Class B ordinary shares and 8,000,000 Class B restricted shares held by Prominence Investments Ltd. Prominence Investments Ltd. is a British Virgin Islands company which is ultimately owned by a trust of which Tao Wang, our CEO, is the primary beneficiary. The business address of Prominence Investments Ltd. is c/o Credit Suisse Trust, Singapore, 1 Raffles Link #05-02, Singapore. Of the 8,000,000 Class B restricted shares beneficially held by Mr. Wang, the 6,000,000 that remain unvested as of the date of this prospectus will be forfeited to Sohu.com (Game) Limited upon any forfeiture of the shares in the event that a vesting condition is not met.
(4)

Consists of Class B ordinary shares held by Sohu.com (Game) Limited. Sohu.com (Game) Limited, a Cayman Islands corporation and an indirect wholly-owned subsidiary of Sohu.com Inc. The registered address of Sohu.com (Game) Limited is Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands, KY1-1112. Of the 8,000,000 Class B restricted shares beneficially held by Mr. Wang, the 6,000,000 that remain unvested as of the date of this prospectus will be forfeited to Sohu.com (Game) Limited upon any forfeiture of the shares in the event that a vesting condition is not met.

Other Amendments

We have amended certain other disclosures as set forth below.

OUR HISTORY AND CORPORATE STRUCTURE

Our Corporate Structure

The third bullet point on page 56 (as amended) is set forth below:

•

Technology Support and Utilization Agreement, between AmazGame and Gamease. Pursuant to this agreement, AmazGame has the exclusive right to provide product development and application services and provide technology support to Gamease for a fee in an amount equal to 65% of Gamease’s revenues.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cost of Revenues

Share-based Compensation Expenses

The third paragraph on page 72 (as amended) is set forth below:

Share-based compensation expenses recorded under SFAS 123R for the year ended December 31, 2008 were $5.3 million compared to $0.4 million for the year ended December 31, 2007, and included share-based compensation paid by us to our executive officers and key employees, the allocated share-based compensation paid by Sohu to Sohu’s senior management who provide services to both Sohu and us, and the allocated share-based compensation paid by Sohu to certain of our employees who provide services to both Sohu and us. In addition, as of December 31, 2008, there was $3.6 million of unrecognized share-based compensation cost related to the 1,800,000 unvested Class B restricted shares granted to our executive officers other than the CEO in April 2008 (which Class B restricted shares were exchanged for Class B restricted share units (settleable in Class B ordinary shares) on March 16, 2009) and $1.9 million of unrecognized share-based compensation cost related to the 940,000 unvested Class B restricted share units granted to certain of our key employees in April 2008.

BUSINESS

Our Strategies

Selectively Expand into International Markets

The fifth paragraph on page 95 (as amended) is set forth below:

We licensed TLBB to third-party operators to operate the game in Taiwan, Hong Kong, Vietnam, Malaysia and Singapore. As part of our overseas expansion strategy, we plan to continue to license our MMORPGs to operators outside of China. For example, we are currently planning to expand our licensing activities to Thailand and South Korea. We have also initiated steps to expand our MMORPG operations to the United States. Our planned expansion into the United States is currently at a very early stage and does not yet involve significant expenditures or commitments. Selective expansion into these new markets will allow us to build up our international brand recognition and develop an international community of game players in a cost effective manner, as we can leverage existing development work for new markets with relatively low customization costs.

RELATED PARTY TRANSACTIONS

Transactions and Agreements with Sohu

The last two paragraphs on page 122 (as amended) are set forth below:

Expenses charged from Sohu for sales and marketing services and certain other services, including the use of Sohu’s PEAK system, amounted to $19.3 million, $14.6 million and $0.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. The amounts of these charges were agreed to by Sohu and us with reference to amounts charged for similar services by unrelated parties. Total corporate marketing and general administrative expenses allocated from Sohu were $11.3 million, $3.9 million and $1.3 million for the years ended December 31, 2008, 2007 and 2006, respectively. The corporate marketing and general administrative expenses allocated from Sohu using a proportional cost allocation methodology consist primarily of shared corporate marketing expenses, share-based compensation of senior management and shared services of management including finance, legal, technology, human resources and internal audit. The amounts of these charges were allocated to us based on revenues, number of employees and number of servers attributable to us. Generally, shared services of human resources were allocated to us based on our headcount as a proportion of total headcount in the Sohu Group; shared services of technology were allocated to us based on our usage of servers as a proportion of total servers of the Sohu Group; and shared corporate marketing expenses, share-based compensation of senior management and other shared services were allocated to us based on our revenues as a proportion of total revenues of the Sohu Group. See the notes to our consolidated financial statements regarding “Related Party Transactions” included elsewhere in this prospectus.

In the future, we expect to continue to use the Sohu logo, to purchase banner advertisements from Sohu, and to include advertisements for and links to our MMORPGs on Sohu’s 17173.com website. For each of such services, we will pay Sohu at the same rates as Sohu charges third parties for such services. We also expect to use Sohu’s PEAK online billing system and for Sohu to provide links to our MMORPG website on Sohu.com’s main website, for which we will pay Sohu at a rate comparable to the rates charged by third-party providers for similar services. In the future, for so long as Sohu remains as our controlling shareholder, we intend to enter into new agreements, or make amendments to existing agreements, between us and Sohu that involve significant expenditures or commitments with reference to the terms of similar agreements between unrelated third parties. We will also submit such agreements and amendments for review by the audit committee of our board of directors, which will assess such agreements and amendments for potential conflicts of interest in accordance with NASDAQ Stock Market Rules, and seek to ensure that terms of such agreements and amendments are no less favorable than would be comparable agreements between us and an unrelated third party. We have adopted a policy for our audit committee setting forth the guidelines under which related party transactions, including transactions between Sohu and us, must be reviewed and approved or ratified by the audit committee. In assessing a related party transaction, the audit committee will be required to consider such factors as (i) the benefits to us of the transaction; (ii) the commercial reasonableness of the terms of the related party transaction; (iii) the materiality of the transaction to us; and (iv) the extent of the related party’s interest in the transaction.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Pre-release of ADSs

The paragraph under “Pre-release of ADSs” on page 135 and page 136 (as amended) is set forth below:

The Deposit Agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (i) owns the shares or ADSs to be deposited, (ii) assigns all beneficial right, title and interest in such shares or ADSs, as the case may be, to the depositary and (iii) will not take any action with respect to such shares or ADSs, as the case may be, that is inconsistent with the transfer of beneficial ownership (including without the consent of the depositary, disposing of such shares or ADSs, as the case may be, other than in satisfaction of such pre-release); (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

UNDERWRITING

The first full paragraph on page 146 (as amended) is set forth below:

We have agreed to pay all fees and expenses incurred by us in connection with this offering, and the selling shareholder has agreed to pay certain costs and expenses incidental to the performance of the selling shareholder’s obligations under the underwriting agreement. The representatives have agreed to pay for the expenses, up to $350,000, that we may incur in connection with non-deal road shows that we may conduct in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT FOR THE YEARS ENDED

DECEMBER 31, 2006, 2007 AND 2008

1. NATURE OF OPERATIONS AND REORGANIZATION

b. Reorganization

The second full paragraph on page F-8 (as amended) is set forth below:

In cases involving assets and liabilities not specifically identifiable to any particular operation of Sohu, only those assets and liabilities related to the MMORPG operations are included in the Group’s consolidated balance sheet. The Group’s statement of operations includes all the related costs of MMORPG operations including an allocation of certain general corporate expenses of Sohu which are not directly related to MMORPG operations. These general corporate expenses consist primarily of shared corporate marketing expenses, share-based compensation of senior management and shared services of management including finance, legal, technology, human resources and internal audit. These allocations were made using a proportional cost allocation methodology and were based on revenues, number of employees and number of servers attributable to the Group. Generally, shared services of human resources were allocated to the Group based on the Group’s headcount as a proportion of total headcount in the Sohu Group; shared services of technology were allocated based on the Group’s usage of servers as a proportion of total servers of the Sohu Group; and shared corporate marketing expenses, share-based compensation of senior management and other shared services were allocated based on the Group’s revenues as a proportion of total revenues of the Sohu Group. Management believes these allocations are reasonable. Total corporate marketing and general administrative expenses allocated from Sohu are $1,261,000, $3,923,000 and $11,321,000 for the year ended 2006, 2007 and 2008, respectively. The Group’s statements of operations also include the sales and marketing expenses and other costs for those services provided by Sohu which were $571,000, $14,551,000 and $19,260,000 for the year ended 2006, 2007 and 2008, respectively. The transactions are measured, after making reference to similar transactions with third parties, at the amount of consideration established and agreed to by the related parties. Interest expenses charged from Sohu are $nil, $61,000, and $245,000 for the year ended 2006, 2007 and 2008, respectively. However, while the expenses allocated to the Group for these items are not necessarily indicative of the expenses that would have been incurred if the Group had been a separate, independent entity, the Company does not believe that there is any significant difference between the nature and amount of these allocated expenses and the expenses that would have been incurred if the Group had been a separate, stand-alone entity. Prior to December 1, 2007, general corporate expenses allocated from Sohu and sales and marketing expenses and other costs charged from Sohu are accounted through equity in additional paid-in capital as a capital contribution. Income tax liability is calculated based on a separate return basis as if the Group had filed a separate tax return.

18. SUBSEQUENT EVENTS

The third full paragraph on page F-30 (as amended) is set forth below:

b. On February 17, 2009, the Company granted an aggregate of 456,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain of its key employees. As of the date of this prospectus, the Company has not yet determined the fair value of the Class A ordinary shares issuable upon settlement of these restricted share units, or the amount of share-based compensation expense that will be recorded in connection with the grants. The Company expects to make such determinations following the completion of the fiscal quarter in which the grants were made, which ends March 31, 2009. Assuming that this offering is completed, the Company expects to use the initial public offering price as a key factor in determining such fair value and the corresponding share-based compensation expense.